S] 16003547

SEC Mail Processing Section

FEB 23 2016

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LION STREET FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 CONGRESS AVENUE, STE 2500
(No. and Street)

AUSTIN	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. RICHARD 214-533-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN & CO., LLP
(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS, SUITE 550	AUSTIN	TX	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LION STREET FINANCIAL, LLC, as of DECEMBER 31, 20 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONKA NOBLES
Notary Public, State of Texas
My Commission Expires
June 21, 2018

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC

Report of Independent Registered Public Accounting Firm
And Financial Statements
December 31, 2015 and 2014
Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Lion Street Financial, LLC
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Financial Condition	3
Statements of Loss	4
Statements of Changes in Member's Equity	5
Statements of Cash Flows	6
Notes to the Financial Statements	7
Supplemental Information	
Computation of Net Capital (Rule 15c3-1)	11
Independent Accountant's Review of the Exemption Report	12
Exemption Report	13

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report

To the Managing Member
Lion Street Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Lion Street Financial, L.L.C. (the "Company") as of December 31, 2015 and 2014, and the related statements of loss, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lion Street Financial, L.L.C. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in the Net Capital Computation (the "Supplementary Information") has been subjected to the audit procedures performed in conjunction with the audits of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information.

In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the Supplementary Information contained in the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 15, 2016

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Lion Street Financial, LLC

Statements of Financial Condition

December 31, 2015 and 2014

		2015		2014
Assets				
Cash	$	825,744	$	227,249
Prepaid expenses		44,703		6,374
Accounts receivable-trade		59,221		45,006
Receivables from affiliate firms		-		13,462
Notes receivable		-		79,163
Software – net of accumulated depreciation		-		5,000
Total assets	$	929,668	$	376,254
Liabilities				
Accounts payable	$	61,230	$	5,948
Payable to affiliate firms		109,029		-
Accrued expenses		363,781		20,593
Total liabilities		534,040		26,541
Member's Equity				
Member's contributed equity		4,180,582		2,854,372
Accumulated deficit		(3,784,954)		(2,504,659)
Total member's equity		395,628		349,713
Total liabilities and member's equity	$	929,668	$	376,254

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statements of Loss

Years Ended December 31, 2015 and 2014

	2015	2014
Revenues	$ 3,646,622	$ 1,399,802
Cost of revenues	3,135,424	1,126,993
Gross profit	511,198	272,809
Operating expenses:		
Salaries and related costs	964,897	892,986
Service Fees	237,762	120,166
General and administrative	142,871	101,688
Occupancy	56,692	43,500
Technology	90,739	42,952
Taxes and licenses	123,298	40,451
Travel and entertainment	49,180	22,806
Professional and legal	69,487	15,849
Compliance	32,437	13,502
Marketing and meetings	7,500	8,555
Depreciation	5,000	7,500
Transition assistance	12,592	3,743
Interest	3,217	-
Total operating expenses	1,795,672	1,313,698
Operating loss	$ (1,284,474)	$ (1,040,889)
Interest Income	4,179	2,906
Net Loss	$ (1,280,295)	$ (1,037,983)

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statements of Changes in Member's Equity
Years Ended December 31, 2015 and 2014

		Member's Contributed Equity		Accumulated Deficit		Total
Balance at December 31, 2013	$	1,519,876	$	(1,466,676)	$	53,200
Capital contributions		1,334,496		-		1,334,496
Net loss		-		(1,037,983)		(1,037,983)
Balance at December 31, 2014	$	2,854,372	$	(2,504,659)	$	349,713
Capital contributions		1,326,210		-		1,326,210
Net loss		-		(1,280,295)		(1,280,295)
Balance at December 31, 2015	$	4,180,582	$	(3,784,954)	$	395,628

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statements of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net loss	$ (1,280,295)	$ (1,037,983)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,000	7,500
Changes in operating assets and liabilities:		
Prepaid expenses	(38,329)	(2,049)
Accounts receivable-trade	(14,215)	(45,006)
Receivables from affiliate firms	13,462	(12,832)
Accounts payable	55,282	(30,727)
Payable to affiliate firms	109,029	(3,412)
Accrued expenses	343,188	(5,615)
Net cash used in operating activities	(806,878)	(1,130,124)
Cash Flows From Investing Activities		
Notes receivable	79,163	(79,163)
Net cash used in investing activities	79,163	(79,163)
Cash Flows From Financing Activities – capital contributions	1,326,210	1,334,496
Net cash provided by financing activities	1,326,210	1,334,496
Net increase in cash	598,495	125,209
Cash at beginning of year	227,249	102,040
Cash at end of year	$ 825,744	$ 227,249

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, Inc. ("LSI").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
Software is stated at cost. Depreciation is calculated on the straight-line method using the following estimated useful life: software – two years.

Impairment of Long-Lived Assets
The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the year ended December 31, 2015.

Revenue Recognition
Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with its respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the Texas gross margin tax.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events
The Company has evaluated subsequent events through February 15, 2016, the date the financial statements were available to be issued.

2. Software

Software and the related accumulated depreciation at December 31, 2015 consist of the following:

Software	$ 15,000
Less accumulated depreciation	15,000
Net software	$ -

Depreciation expense for the year ended December 31, 2015 totaled $5,000.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $291,704. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2015.

4. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI to fund the Company through capital contributions. The Company is an indirect, wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. At December 31, 2015, LSI made capital contributions to the Company of $1,326,209 for working capital and to cover operating expenses.

5. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

6. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

7. Major Customers

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the year ended December 31, 2015, approximately 60% of the Company's total revenue was related to three companies. For the year ended December 31, 2014, approximately 57% of the Company's total revenue was related to three companies.

Supplemental Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Total member's equity	$	395,628
Deductions:		
Nonallowable assets:		
Prepaid expenses		(44,703)
Software – net of accumulated depreciation		-
Unsecured receivable and other assets		(59,221)
Total net capital	$	291,704
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	534,040
Total aggregate indebtedness	$	534,040
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	35,603
Minimum dollar net capital requirement of broker-dealer	$	5,000
Net capital requirement (greater of two above)	$	35,603
Net capital over the required minimum	$	256,101
Ratio of aggregate indebtedness to net capital		1.83 : 1

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Review of Exemption

To the Managing Manager
Lion Street Financial, L.L.C.
Austin, Texas

We have reviewed management's statements included in the accompanying Exemption Report, in which (a) Lion Street Financial, L.L.C. identified the following provisions of 17 CFR § 15c3-3(k) under which Lion Street Financial, L.L.C. claimed an exemption from 17 CFR § 240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (b) Lion Street Financial, L.L.C. stated that Lion Street Financial, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lion Street Financial, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lion Street Financial, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 15, 2016

Lion Street Financial, LLC's Exemption Report

Lion Street Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*:]

Lion Street Financial, LLC is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
or

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) through December 31, 2015 without exception.

____
Lion Street Financial, LLC

I, James R. Richards, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James R. Richards

Title: Financial and Operations Principal

Lion Street Financial, L.L.C.

Report of Independently Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Filed pursuant to Rule 17a-5(e)(4) as a Public Document under the Securities Exchange Act of 1934.

December 31, 2015

PS&Co.

Padgett Stratemann

Report of Independent Accounting Firm

To the Managing Member
Lion Street Financial, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Lion Street Financial, L.L.C. (the "Company"); the Securities and Exchange Commission; the Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining the check copy for the 2015 payment dated July 31, 2015, payable to SIPC, noting no differences. At December 31, 2015, the Company had an assessment due to SIPC in the amount of $1,549, and we agreed amount to a check dated February 11, 2016 payable to SIPC.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Noted no adjustments to be reported on Form SIPC-7.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences.

5. Compared the amount of any underpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 15, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2858*****************MIXED AADC 220
069183 FINRA DEC
LION STREET FINANCIAL LLC
515 CONGRESS AVE STE 2500
AUSTIN TX 78701-3509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James R. Richards (214) 533-6822

2. A. General Assessment (item 2e from page 2) $ 1,717

B. Less payment made with SIPC-6 filed (exclude interest) (168)

7/31/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,549

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,549

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,549

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lion Street Financial, LLC
(Name of Corporation, Partnership or other organization)

James R. Richards
(Authorized Signature)

Dated the 5th day of February, 20____.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,650,801
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,650,801
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,752,386
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): EXPENSE REIMBURSEMENTS (Deductions in excess of $100,000 require documentation)	211,456
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,963,842
2d. SIPC Net Operating Revenues	$ 686,959
2e. General Assessment @ .0025	$ 1,717 (to page 1, line 2.A.)

Lion Street Financial, LLC

Report to the Managing Member

February 15, 2016

PS&Co.

Padgett Stratemann

SEC
Mail Processing
Section

FEB 23 2016

Washington DC
416

February 15, 2016

To the Managing Member
Lion Street Financial, L.L.C.
515 Congress Avenue, Suite 2500
Austin, Texas 78701

Dear Managing Member:

We have audited the financial statements of Lion Street Financial, L.L.C. (the "Company") as of and for the year ended December 31, 2015, and have issued our report thereon dated February 15, 2016. Standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") require that we advise you of the following matters relating to our audit.

This report is intended solely for the information and use of the Managing Member and management of Lion Street Financial, L.L.C., and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants

Attachments

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Lion Street Financial, L.L.C.
Table of Contents

	Page
Required Communications:	
Overall Audit Strategy and Significant Risks	1
Significant Accounting Policies and Practices	1
Critical Accounting Policies and Practices	1
Critical Accounting Estimates	1
Significant Unusual Transactions	1
Financial Statement Presentation	2
New Accounting Pronouncements	2
Alternative Accounting Treatments	2
Other Information in Documents Containing Audited Financial Statements	2
Difficult or Contentious Matters for Which We Consulted	2
Management's Consultations With Other Accountants	2
Uncorrected Misstatements	2
Corrected Misstatements	2
Material Written Communications	3
Disagreements With Management	3
Difficulties Encountered in Performing the Audit	3
Independence	3
Review of Exemption Report	3
New Accounting Pronouncement	4
Exhibit A – Material Written Communications Between Management and Our Firm:	
Representation Letter	
Independence Letter	

Required Communications

Standards of the PCAOB require the auditor to communicate certain matters related to the conduct of an audit to the Managing Member. The following summarizes these communications.

Area	Comments
Overall Audit Strategy and Significant Risks	There were no significant changes to the planned audit strategy or the significant risks initially identified and communicated to the Board of Directors in our letter dated July 27, 2015.
Significant Accounting Policies and Practices	*Selection of, or Changes in, Significant Accounting Policies or Their Application* Management did not select any new significant accounting policies, nor have there been any changes in significant accounting policies or the application of such policies in the current year. *Significant Accounting Policies in Controversial Areas or Where There Is Diversity in Practice* We did not identify any significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus, or where there is diversity in practice.
Critical Accounting Policies and Practices	Critical accounting policies and practices are an entity's accounting policies and practices that are both most important to the portrayal of an entity's financial condition and results of operations, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. There are no critical accounting policies affecting the financial statements.
Critical Accounting Estimates	There are no critical accounting estimates affecting the financial statements.
Significant Unusual Transactions	In the current year, there were no significant transactions that were outside the normal course of business for the Company or that otherwise appeared to be unusual due to their timing, size, or nature.

Area	Comments
Financial Statement Presentation	Certain financial statement disclosures involve significant judgment or are particularly sensitive because of their significance to financial statement users. The sensitive disclosures affecting the presentation of the financial statements are as follows: • Net capital requirements, as required by the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 • Compliance with exemption provision under Rule 15c3-3
New Accounting Pronouncement	The attached section, New Accounting Pronouncement, lists a pronouncement that has been issued, but is not yet effective and may affect the Company's future financial reporting. As a result of our audit procedures, we did not identify any concerns regarding management's anticipated application of accounting pronouncements that have been issued, but are not yet effective and might have a significant effect on future financial reporting.
Alternative Accounting Treatments	We did not discuss with management any alternative treatments permissible under accounting principles generally accepted in the United States of America ("U.S. GAAP") for policies and practices related to material items in the current year.
Other Information in Documents Containing Audited Financial Statements	Under PCAOB rules and standards, our responsibility for other information presented in documents containing the Company's financial statements and our auditor's report thereon does not extend beyond the financial information identified in our auditor's report.
Difficult or Contentious Matters for Which We Consulted	There were no matters that were difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to the Managing Member's oversight of the financial reporting process.
Management Consultation With Other Accountants	We are not aware of any consultations management had with other accountants about significant auditing or accounting matters.
Uncorrected Misstatements	There were no uncorrected misstatements of which we are aware.
Corrected Misstatements	There were no corrected misstatements related to accounts or disclosures that might not have been detected except through the auditing procedures performed.

Area	Comments
Material Written Communications	Pursuant to SEC rules and PCAOB standards, copies of material written communications between our firm and management of the Company should be provided to the Board of Directors prior to the issuance of the auditor's report. Copies of all such communications are attached as Exhibit A.
Disagreements With Management	We encountered no disagreements with management about matters that individually or in the aggregate could be significant to the Company's financial statements or our auditor's report.
Difficulties Encountered in Performing the Audit	We did not encounter any significant difficulties during the audit.
Independence	No additional factors have been identified since our communication dated September 2, 2015 that may reasonably be thought to bear on independence with respect to the Company. Therefore, as of the date of this communication, we reaffirm that Padgett, Stratemann & Co., L.L.P. is independent with respect to Lion Street Financial, L.L.C. in compliance with PCAOB Rule 3520.
Review of Exemption Report	During our review, we did not identify any exceptions to the exemption provisions identified that cause the Company's assertions about the exemption provisions not to be fairly stated in all material respects.

New Accounting Pronouncement

The following accounting pronouncement has been proposed, but is not yet effective, and may affect the future financial reporting by the Company.

Pronouncement	Summary
Accounting Standards Update ("ASU") No. 2014-09, *Revenue From Contracts With Customers*	ASU No. 2014-09 provides a robust framework for addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. The revenue recognition policies of almost all entities will be affected by the new guidance in the ASU. For public business entities, the guidance is effective in 2018.

Exhibit A – Material Written Communications Between Management and Our Firm

LION STREET FINANCIAL

February 15, 2016

Padgett, Stratemann & Co., LLP
811 Barton Springs Road, Suite 550
Austin, Texas 78704

Audit of Financial Statements
The following representations are provided in connection with your audit of the financial statements of Lion Street Financial, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015 and 2014 related statements of loss, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

We confirm, to the best of our knowledge and belief, that as of February 15, 2016:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 27, 2015, for the preparation and fair presentation of the financial statements referred to above in accordance with U.S. GAAP.

2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP. Presentation of the financial statements in conformity with U.S. GAAP is our responsibility.

3. We are responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with accounting principles generally accepted in the United States of America.

4. We have made available to you:

   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties;

   b. All additional information that you have requested from us for the purpose of the audit;

   c. Unrestricted access to persons within the entity from whom you determined it was necessary to obtain audit evidence; and

5. We certify that for the period from January 1, 2016 to the date of this letter, there has/have been no:

   a. Amendments to the corporate charter and/or bylaws;

   b. Changes in the classes, par or stated value, or rights of any class of capital stock;

c. Transactions related to the sale, purchase or retirement of the Company's capital stock or issuance of any warrants, rights or options to purchase the Company's capital stock;

d. Stock dividends, splits or dividends declared but unpaid;

e. Mergers, reorganizations, business acquisitions or disposals, or formation or dissolutions of any business entities;

f. Adoption or amendment of any employee benefit plan;

g. Changes in officers or directors;

h. New employment or other compensatory contracts; or

i. New pledging of corporate assets, corporate guarantees or corporate debt agreements.

6. We have no knowledge of fraud or suspected fraud affecting the entity involving:

   a. Management.

   b. Employees who have significant roles in internal control.

   c. Others where the fraud could have a material effect on the financial statements.

7. We are aware of no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

9. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

10. The following have been properly accounted for and disclosed in the financial statements in accordance with U.S. GAAP:

    a. Related-party relationships and transactions.

    b. The effects of all known actual or possible litigation and claims.

    c. Guarantees, whether written or oral, under which the Company is contingently liable.

    d. All other liens or encumbrances on assets and all assets pledged as collateral.

    e. All significant estimates and material concentrations known to management that are required to be disclosed in accordance with the Risks and Uncertainties Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volume of business, revenues, available sources of supply or markets for which events could occur that would significantly disrupt normal finances within the next year.

11. We are responsible for making the accounting estimates included in the financial statements. Significant assumptions used by us in making those estimates, including those measured at fair value, are reasonable and reflect our judgment based on our knowledge and experience about past and current events, and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. We have disclosed to you the identity of the entity's related parties and all information concerning related-party relationships, transactions, and amounts receivable from or payable to related parties of which we are aware, including support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

13. There are no:

    a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements. There were no material period-end adjusting entries affecting prior annual or interim periods.

    b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by the Contingencies Topic of the FASB ASC.

    d. Side agreements or other arrangements (either written or oral) undisclosed to you.

14. We are not aware of any pending or threatened litigation, claims or assessments, or unasserted claims or assessments, that are required to be accrued or disclosed in the financial statements in accordance with the Contingencies Topic of the FASB ASC, and we have not consulted a lawyer concerning litigation, claims or assessments.

15. The Company has satisfactory title to all owned assets.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. No events have occurred subsequent to the date of the financial statements, for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

18. The Company has not received any invoice from the PCAOB for accounting support fees.

19. The Company is in compliance with the provisions of expense sharing agreements with affiliates. Management believes that the expenses allocated during the year were adequate and reasonable to cover the expenses related to the businesses of the Company. Furthermore, all expenses related to the Company were paid by affiliates on a timely basis. The Company is in compliance with the SEC's letter dated July 11, 2003, and the NASD's Notice to Member 03-63 regarding the recording of liabilities and expenses.

20. With respect to the supplemental information presented in relation to the financial statements as a whole:

    a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R. § 240.17a-5.

b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.

c. We believe that supplemental information, including its form and content, is fairly stated in all material respects.

d. The methods of measurement or presentation have not changed from those used in the prior period.

21. We have no knowledge of any uncorrected misstatements in the financial statements.

Review of Exemption Report

In connection with your review of the following statements by us in our exemption report prepared pursuant to 17 C.F.R. § 240.17a-5: a) A statement that identifies the provisions in paragraph (k) of 17 C.F.R. § 240.15c3-3 (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "identified exemption provisions"); b) A statement that the Company met the identified exemptions provisions throughout the year end December 31, 2015 as described in the exemption report; and c) If applicable, a statement that identifies each exception during the year end December 31, 2015 in meeting the identified exemption provisions (an "exception") and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed, (collectively, the "Assertions") in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for compliance with the identified exemption provisions throughout the year end December 31, 2015.
2. We are responsible for the Company's Assertions.
3. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the exemption provisions will be prevented or detected on a timely basis.
4. There are no known matters contradicting the Assertions or any communications from regulatory agencies, internal auditors, those who perform compliance functions, other auditors, or others who perform equivalent functions that are relevant to the Company's Assertions, received through the date of this letter.
5. We have made available to you all records and other information relevant to the Company's Assertions.
6. No events or transactions have occurred subsequent to December 31, 2015 that would require adjustment to, or disclosure in, the presentation of the exemption report.
7. There has been no knowledge of fraud or suspected fraud affecting the entity involving:
    a. Management,
    b. Employees who have significant roles in the internal control, or
    c. Others where fraud could have a material effect on the Assertions.

Agreed Upon Procedures Related to SIPC

In connection with your engagement to perform, in accordance with attestation standards adopted by the PCAOB, specified agreed-upon procedures with respect to the Lion Street Financial, LLC (the "Company")'s Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were

agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC, to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for the determination of SIPC net operating revenues, as defined, the computation of the related general assessment, and the completion of the Form SIPC 7 for the year ended December 31, 2015 in accordance with Rule 17a-5(e)(4), the SIPC instructions, and guidance provided by SIPC, as applicable.
2. We are responsible for the sufficiency of these procedures.
3. There are no known matters contradicting the SIPC general assessment nor any communication from regulatory agencies affecting the SIPC general assessment.
4. We have made available to you all records and related data relevant to the subject matter and the agreed-upon procedures.
5. There has been no knowledge of fraud or suspected fraud affecting the entity involving:
    a. Management,
    b. Employees who have significant roles in the internal control, or
    c. Others, where fraud could have a material effect on the SIPC general assessment.

ALL ENGAGEMENTS

1. During the course of your engagements, you may have accumulated records containing data that should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.
2. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.
3. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.
4. We have responded fully to all inquiries made to us by you during your engagements.

Lion Street Financial, LLC

John Burmeister, President and Treasurer

Jim Cahill, Chief Financial Officer of Lion Street, Inc.

PS&Co. Padgett Stratemann

September 2, 2015

Mr. John Burmeister, President
Lion Street Financial, L.L.C.
515 Congress Avenue, Suite 2500
Austin, Texas 78701

We have been engaged to audit the financial statements of Lion Street Financial, L.L.C. as of and for the year ended December 31, 2015. Our audit will be conducted in accordance with the audit and related professional practice standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards include the independence standards of the PCAOB, the SEC, the American Institute of Certified Public Accountants, and the Independence Standards Board. PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* requires that we communicate at least annually regarding all relationships between our Firm or any affiliates of our firm and Lion Street Financial, L.L.C. or persons in financial reporting oversight roles that may reasonably be thought to bear on our independence.

All partners and employees are provided access to Padgett, Stratemann & Co., L.L.P.'s ("PS&Co.") policies and procedures relating to independence and conflicts of interest. We publish a monthly list of clients with publicly traded securities, in which investment by partners and employees of the Firm is forbidden. Annually, we obtain written affidavits from partners and employees about their adherence to these policies, and "audit" a representative sample of those affidavits through examination of selected income tax, bank and brokerage records.

As of the date of this communication, PS&Co. is independent with respect to Lion Street Financial, L.L.C. in compliance with PCAOB Rule 3520. Under Rule 3520, a registered public accounting firm or associated person's independence obligation with respect to an audit client encompasses not only an obligation to satisfy the independence criteria applicable to the engagement set out in the rules and standards of the PCAOB, but also an obligation to satisfy all other independence criteria applicable to the engagement, including the independence criteria set out in the rules and regulations of the SEC under the federal securities laws.

We would like to remind you that our independence would be impaired if PS&Co. provided tax services to a person in a financial reporting oversight role, other than outside directors, or to an immediate family member (spouse, spousal equivalent or dependent) of such person. The term "financial reporting oversight role" means a role in which a person is in a position to or does exercise influence over the contents of the financial statements or anyone who prepares them. Per the results

of our discussions to date with John Burmeister, we have identified the following as currently being in a financial reporting oversight role at Lion Street Financial, L.L.C.:

- John Burmeister – President
- Maegan Dean – Accountant

We also want to remind you that, under rules promulgated under the Sarbanes-Oxley Act, our independence would be impaired if Lion Street Financial, L.L.C. were to hire, in an accounting or financial reporting oversight role, any partner or employee of our firm who was a member of the audit engagement team during the current or immediately preceding audit period.

This letter is intended solely for the use of the Board of Directors and should not be used for any other purpose.

PADGETT, STRATEMANN & CO., L.L.P.

Lester Sprouse, CPA
Partner